                                                                      EXHIBIT 11

                       COMPUTATION OF EARNINGS PER SHARE

                       Three months ended March 31, 1996

                                           Primary
                                         -----------


Net income                               $  822,456


Less preferred stock dividends              (22,651)
                                         ----------


Net income applicable to common stock       799,805
                                         ==========


Weighted average shares outstanding       5,779,762


Effect of options and warrants              536,525
                                         ----------


Weighted average common and common
 equivalent shares                        6,316,287
                                         ----------

Net income per common share                   $0.13
                                         ==========
